Delisting Determination, The Nasdaq Stock Market, LLC, August 5, 2025, Unity Biotechnology, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Unity Biotechnology, Inc.
effective at the opening of the trading session on August 18, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101.
The Company was notified of the Staff determination on June 27, 2025. The Company did not file an appeal.
The Company common stock was suspended on July 9, 2025.
The Staff determination to delist the Company security became final on July 9, 2025.